United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

 (Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Caesarstone Sdot-Yam Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M 20598 104
(CUSIP Number)

Mrs. Marchella Shani
 MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
+972-4-6109250
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

September 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D

1	Names of Reporting Persons MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (*) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,642,437
	8	Shared Voting Power 8,797,563(**)
	9	Sole Dispositive Power 2,642,437
	10	Shared Dispositive Power 8,797,563(**)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000(**)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type Of Reporting Person CO(***)

(*)The Reporting Person may be deemed a member of a group for purposes of this Schedule 13D. The other member of the group is Tene Investments in Projects 2016 Limited Partnership (“Tene”). The Reporting Person is separately filing this report on Schedule 13D from the other member of the group.

(**) The sharing power represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Person and Tene are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of Caesarstone Ltd. (the “Issuer”) prior to receipt of approval from the Israeli Antitrust Commissioner, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Person beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

(***) The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M 20598 104	13D

Item 1.          Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Sdot-Yam Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Kibbutz Sdot-Yam, MP Menashe, 3780-400, Israel.

Item 2.          Identity and Background

This statement is being filed by MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD. (the “Mifalei Sdot Yam” or the “Reporting Person”).

Mifalei Sdot Yam is a citizen of Israel, and the business address of Mifalei Sdot Yam is Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

Mifalei Sdot Yam is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

Mifalei Sdot Yam is controlled by Sdot Yam Business, Holding and Management – agricultural cooperative society Ltd. (“Sdot Yam Holdings”), which is controlled by the Kibbutz Sdot Yam Agricultural Cooperative Society Ltd. (the “Kibbutz”). As of today, there are approximately 460 members in the Kibbutz. Mifalei Sdot Yam is managed by an executive committee (economic council, similar to a board of directors). The members of the executive committee and the chairman are appointed by the Kibbutz members. No individual member of the Kibbutz has dispositive power or casting vote.

The signatories in the Mifalei Sdot Yam are chosen by the members of the executive committee.

During the last five years, none of Mifalei Sdot Yam or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

Item 4 below summarizes certain provisions of the transaction and the related consideration.

Item 4.          Purpose of Transaction

Mifalei Sdot Yam sold securities as described in this Schedule 13D, as part of its decision to realise part of its holdings in the Issuer.

CUSIP No. M 20598 104	13D

Any actions Mifalei Sdot Yam might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mifalei Sdot Yams’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Mifalei Sdot Yam may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mifalei Sdot Yam may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

The Share Purchase and the Call Option

On September 9, 2016 (the “Closing Date”), pursuant to a term sheet dated September 5, 2016 (“Term Sheet”), between Mifalei Sdot Yam and Tene Investment in Projects 2016, Limited Partnership No. 55-027045-8 (the “Tene”):

(i)	Tene purchased 1,000,000 Ordinary Shares from Mifalei Sdot Yam for cash consideration in NIS at the last known representative rate exchange equal to a price per Ordinary Share of US$43.50 (the “Share Price”), such that the total consideration paid to Mifalei Sdot Yam on the Closing Date was an amount of US$ 43,500,000; and,

(ii)	Mifalei Sdot Yam granted Tene a call option (the “Call Option”), conferring upon Tene for a period of five years thereafter (the “Term”), the right to purchase from Mifalei Sdot Yam, at any time during the Term, up to 2,000,000 Ordinary Shares (the “Option Shares”) at the Exercise Price (as defined below).

The purchase price per Ordinary Share for the Option Shares (the “Exercise Price”) is an amount paid in NIS, equal to US$43, based on the known representative rate of exchange of the New Israeli Shekel to the US dollar, as determined at the end of the business day immediately preceding the date of the notice of exercise of the Call Option, with the addition of accrued interest (compound interest), which shall be calculated as follows: (1) during the first four years following the Closing Date - annual interest at the rate of 3% per year; and (2) during the fifth year after the Closing Date - annual interest at the rate of 3.5%. The above-referenced accrued interest will be calculated for the period between the Closing Date and each applicable date of notice of exercise of the Call Option (the “Exercise Date”), whereby once a year the amount of yearly interest accrued until such date shall be added to the Exercise Price (the Exercise Price with the addition of the accrued interest thereon shall be referred to as the “New Exercise Price”), and such New Exercise Price shall continue to bear such yearly accrued interest thereon, and so on until each applicable Exercise Date of the Option Shares. The Exercise Price will be adjusted for dividends, such that the New Exercise Price (as calculated on the day of an applicable distribution of dividend) will be reduced by an amount equal to the amount of dividend per share that will be distributed, and such reduced amount shall continue to bear the above-mentioned interest until the Exercise Date.

CUSIP No. M 20598 104	13D

The Shareholders’ Agreement

Under the Term Sheet, Mifalei Sdot Yam and Tene agreed to provisions governing voting of each party’s Ordinary Shares during the Term (the “Shareholders’ Agreement”), pursuant to which:

1.	Mifalei Sdot Yam and Tene agree to vote at general meetings of the shareholders of the Issuer (each, a “General Meeting”) in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties shall vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which, Mifalei Sdot Yam will determine the manner in which both parties shall vote if no agreement is reached. Notwithstanding the foregoing each of Mifalei Sdot Yam and Tene is entitled to instruct the other party to oppose to any resolution relating to a merger or transaction, the result of which would transform the Issuer into a private company, in which case, both parties will vote against the adoption of such resolution;

2.	Mifalei Sdot Yam and Tene agree to use their best efforts, in their capacity as shareholders, to prevent any dilutive transactions that would reduce Mifalei Sdot Yam’s holdings in the Issuer below 26% on a fully diluted basis, provided that such agreement shall not apply as of the date on which the percentage of Mifalei Sdot Yam's holdings decreases below 26% of the outstanding Ordinary Shares of the Issuer, on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot Yam’s holdings in the Issuer to decrease below 26%;

3.	Mifalei Sdot Yam and Tene agree to exercise their best efforts, in their capacity as shareholders, in a manner intended to cause that at least four (4) directors on behalf of the parties shall be elected to the Issuer’s board of directors, provided that the parties will not propose a resolution at the General Meeting that will contradict a recommendation of the Issuer’s board of directors to the shareholders in respect of this matter, and that the parties will obtain the support of other leading shareholders to such proposal;

Without derogating from the foregoing, the parties undertake to vote in favor of: (a) the appointment of one (1) director to the Board whose identity will be determined by Mifalei Sdot Yam; and (b) the appointment of two (2) directors to Board whose identity will be determined by Tene. To the extent four (4) directors are elected on behalf of the parties to the Board, the parties will vote in favor of the appointment of an additional director whose identity will be determined by Mifalei Sdot Yam, but the appointment of such additional director will require the consent of Tene;

CUSIP No. M 20598 104	13D

4.	Tene and Mifalei Sdot Yam agree that as of the Closing Date and until the convening of a General Meeting for the purpose of implementing changes in the composition of the Board, Mifalei Sdot Yam will cause two (2) directors appointed on the its behalf to the Board to be replaced by two (2) directors whose identity will be determined by the Tene, by appointing them as alternate directors pursuant to the provisions of applicable law and the articles of association of the Issuer;

5.	Subject to certain exceptions set forth in the Term Sheet, Mifalei Sdot Yam agrees to continue to hold at least 6,850,000 Ordinary Shares of the Issuer at all times prior to expiration of the Term, and in no case fewer than the number of Ordinary Shares that would permit Tene to exercise the Call Option in full;

6.	Tene shall have a tag-along right and a right-of-first-offer with respect to any disposition of Ordinary Shares by Mifalei Sdot Yam, other than Ordinary Shares sold by Mifalei Sdot Yam pursuant to Rule 144 under the Securities Act of 1933, which sale shall not be subject to the Issuer’s tag-along right or right-of-first-offer, but shall be subject to the limitations set forth in Item 5 above;

7.	Mifalei Sdot Yam shall have a tag-along right with respect to any disposition of Ordinary Shares by Tene, to be exercised at a ratio of 1:1 in respect of the number of Ordinary Shares actually disposed of by Tene, which right shall not apply to a sale of shares as part of current trading on the stock exchange;

8.	upon expiration of the Shareholders’ Agreement, Tene agrees to take measures to replace directors who were appointed on its behalf to the Board, with directors whose identity will be determined by Mifalei Sdot Yam, by appointing them as alternate directors pursuant to the provisions of applicable law and the articles of association of the Issuer; and

9.	in any case in which, as a result of the proposed action, the percentage of Mifalei Sdot Yam’s holdings will be diluted by more than an accumulated rate of 25% compared with its holdings on the date of Closing, Mifalei Sdot Yam may direct Tene to vote against the proposed action.

On the Closing Date and as of the date of this Schedule 13D, the Israeli Antitrust Commissioner had not yet approved the transactions described in this Schedule 13D. Pursuant to the Term sheet, Tene and Mifalei Sdot Yam are prohibited from collectively voting more than 25% of the issued and outstanding Ordinary Shares of the Issuer (as measured on the date of such vote) until receipt of such approval from the Israeli Antitrust Commissioner.

CUSIP No. M 20598 104	13D

The Registration Rights Agreement

In accordance with the Term Sheet and the purchase of the Purchased Shares and the Option Shares, as applicable, Mifalei Sdot Yam agrees to assign to Tene certain rights under Section 3 and Section 5 of the Registration Rights Agreement (as defined below) associated with the Purchased Shares, and those same rights associated with any exercised Option Shares (following exercise thereof), that Mifalei Sdot Yam holds pursuant to the Registration Rights Agreement dated July 21, 2011, as amended on February 13, 2012 (the “Registration Rights Agreement”), in accordance with the provisions governing such transfer and assignment under Section 16 of the Registration Rights Agreement.

Mifalei Sdot Yam has not agreed to assign to Tene its right to demand registration of shares under the Registration Rights Agreement (the “Demand Registration Right”), though Tene will be entitled to participate in any public offering of shares made by Mifalei Sdot Yam in reliance on a registration statement filed by the Issuer in accordance with Mifalei Sdot Yam’s exercise of the Demand Registration Right.

The foregoing descriptions of the Term Sheet and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Other than as described above, Mifalei Sdot Yam currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 of Schedule 13D, although, depending on the factors discussed herein, Mifalei Sdot Yam may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.          Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by Mifalei Sdot Yam, as well as the number of shares of Ordinary Shares as to which Mifalei Sdot Yam has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 35,190,255 Ordinary Shares outstanding as of February 24, 2016.

Amount beneficially owned:  11,440,000
Percent of class:  32.5%
Sole power to vote or to direct the vote: 2,642,437
Shared power to vote or to direct the vote: 8,797,563(*)
Sole power to dispose or to direct the disposition of: 2,642,437
Shared power to dispose or to direct the disposition of: 8,797,563(*)

(*) The sharing power represents 25% of the Ordinary Shares outstanding based on the number of Ordinary Shares of the Issuer outstanding as of February 24, 2016. The Reporting Person and Tene are prohibited from collectively voting more than 25% of the issued and outstanding shares (measured at the time of any such vote) of Caesarstone Ltd. (the “Issuer”) prior to receipt of approval from the Israeli Antitrust Commissioner, as disclosed in greater detail in Item 4 of this Schedule 13D. Therefore, the absolute number of Ordinary Shares which the Reporting Person beneficially own may change, based on the number of Ordinary Shares of the Issuer then outstanding.

CUSIP No. M 20598 104	13D

(c) Item 4 above summarizes certain provisions of the Term Sheet and is incorporated herein by reference. Except as described above pursuant to the Term Sheet, during the past 60 days none of Mifalei Sdot Yam or Related Persons has effected any transactions in the Ordinary Shares.

(d)          None.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Term Sheet and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Person or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Materials to be Filed as Exhibits

Exhibit Number	Description
1	Term Sheet

2	Registration Rights Agreement

CUSIP No. M 20598 104	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2016
MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.,

By:/s/ Marchella Shani
By:/s/ Amit Ben Tzvi